UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Key Technology, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
493143101
(CUSIP Number)
David W. Stempel, Esq.
Bradley Arant Boult Cummings LLP
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-4632
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	493143101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Richard L. Scott IRS Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
(a) ☐
(b) ☑ [1]

3	SEC USE ONLY

4	SOURCE OF FUNDS:

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		254,242

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		254,242

	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

254,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%

14	TYPE OF REPORTING PERSON:

IN
1 This Schedule is filed by Richard L. Scott and Robert M. Averick (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

CUSIP No.	493143101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Robert M. Averick IRS Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
(a) ☐
(b) ☑ [1]

3	SEC USE ONLY

4	SOURCE OF FUNDS:

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		254,242

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		254,242

	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

254,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%

14	TYPE OF REPORTING PERSON:

IN
1 This Schedule is filed by Richard L. Scott and Robert M. Averick (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

Item 1. Security and Issuer
Common Stock, no par value (the “Common Stock”), of Key Technology, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Avery Street, Walla Walla, Washington 99362.
Item 2. Identity and Background
This statement is filed by Richard L. Scott (“Scott”) and Robert M. Averick (“Averick”). Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons”.
The business address of Scott is 28 West 44th Street, Suite 1111, New York, New York 10036.
The business address of Averick is 28 West 44th Street, Suite 1111, New York, New York 10036.
Each of the Reporting Persons is a private investor.
No Reporting Person has been convicted in any criminal proceedings during the five years preceding the filing of this report.
During the five years preceding the filing of this report, no Reporting Person has been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons have used personal funds of an aggregate of $3,115,601 to acquire 254,242 shares of Common Stock in open market transactions. The Common Stock was purchased by (i) three different entities controlled by Scott, (ii) Averick and (iii) an investment retirement account owned by Averick.
Item 4. Purpose of Transaction
The Reporting Persons purchased the Common Stock in a private transaction for general investment purposes. Consistent with such purposes, the Reporting Persons may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. In addition, the Reporting Persons may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock of the Issuer or further investments in the Issuer. Each Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.
Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 Common Stock, or (j) any action similar to the foregoing actions listed. Each Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of Common Stock or to sell part or all of his holdings of Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer
The 254,242 shares of the Common Stock owned collectively by the Reporting Persons constitute 5.1% of the outstanding Common Stock of the Issuer, based on the outstanding shares of Issuer Common Stock set forth on the Issuer’s most recent Form 10-Q.
Each Reporting Person has sole voting and dispositive power with respect to the Common Stock beneficially owned by such Reporting Person.
The Reporting Persons purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share

10/19/2009	1,000	$12.06
10/22/2009	1,000	$11.51
10/26/2009	300	$11.41
10/27/2009	435	$11.26

Purchase Date	No. of Shares	Price Per Share

10/27/2009	500	$11.36
10/27/2009	903	$11.41
10/28/2009	500	$11.16
10/29/2009	59	$11.00
10/29/2009	62	$11.00
10/29/2009	500	$10.96
10/29/2009	691	$11.01
10/29/2009	800	$11.06
10/30/2009	750	$10.31
10/30/2009	1,000	$10.61
10/30/2009	1,000	$10.51
11/2/2009	1,300	$10.05
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited, to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed As Exhibits
Not applicable.

Signature
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2009	/b/ Richard L. Scott
Richard L. Scott

/b/ Robert M. Averick
Robert M. Averick